UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: August 6, 2012	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

SECOND QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q2 2012 Sales up 62.8%, Gross profit margin at 9.2%

SHENZHEN, PRC – August 6, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2012.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2012	Q2 2011	YoY(%)(d)	1H 2012	1H 2011	YoY(%)(d)
Net sales (a)	$205,146	$125,994	62.8	$299,208	$268,404	11.5
Gross profit (a)	$18,937	$6,696	182.8	$22,012	$12,319	78.7
% of sales	9.2%	5.3%	—	7.4%	4.6%	—
Operating income (loss) (a)	$11,231	$(503)	—	$8,283	$(1,449)	—
% of sales	5.5%	(0.4%)	—	2.8%	(0.5%)	—
per share (diluted)	$0.25	$(0.01)	—	$0.18	$(0.03)	—
Net income (b) (c)	$9,397	$3,003	212.9	$5,763	$5,021	14.8
% of sales	4.6%	2.4%	—	1.9%	1.9%	—
Basic earnings per share	$0.21	$0.07	200.0	$0.13	$0.11	18.2
Diluted earnings per share	$0.21	$0.07	200.0	$0.13	$0.11	18.2
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,814	44,833	—	44,817	44,844	—

Notes:

(a)	The above table excluded the discontinued Liquid Crystal Display Panels (LCDP) business. For the three months ended June 30, 2012 and June 30, 2011, the net sales of the discontinued business were $10.8 million and $21.7 million, gross profit was $0.4 million and $2.8 million and operating (loss) income was ($0.1 million) and $1.2 million, respectively. For the six months ended June 30, 2012 and June 30, 2011, the net sales of the discontinued business were $22.3 million and $41.2 million, gross (loss) profit was ($1.1 million) and $5.3 million and operating (loss) income was ($3.6 million) and $2.4 million, respectively. Please see page 6 of the Company’s Condensed Consolidated Statements of Operations for further details. This information has been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 2Q2012 on page 6, Condensed Consolidated Statements of Operations.
(b)	Net income for the three months ended June 30, 2012 included income from customer compensation of $4 million, income from discontinued business (net of tax) of $1.0 million, interest income of $0.4 million, other income of $2.9 million, which included subsidy received as an advanced technology allowance of $2.6 million from Wuxi government as an incentive for the Company’s investment and facility expansion in Wuxi, and an exchange loss of $0.3 million.
(c)	Net income for the six months ended June 30, 2012 included income from customer compensation of $10.7 million, loss from discontinued business (net of tax) of $1.5 million, interest income of $0.8 million, other income of $5.0 million, which included subsidy received as an advanced technology allowance of $2.6 million from Wuxi government as an incentive our investment and facility expansion in Wuxi, and an exchange gain of $0.5 million.
(d)	Percentage change is not applicable when either of the two periods contains a loss.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2012

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2012	2011	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$94,062	$142,410	(33.9)	(33.9)
2nd Quarter	$205,146	$125,994	62.8	11.5
3rd Quarter	—	$127,600
4th Quarter	—	$129,073
Total	$299,208	$525,077

Note:

*	The above table excluded certain discontinued business. Please see page 6 of the Company’s Condensed Consolidated Statements of Operations for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 2Q2012 on page 6, Condensed Consolidated Statements of Operations.

2. Key Highlights of Financial Position

	As at June 30,		As at December 31,
	2012(a)	2011(a)	2011(a)
Cash on hand (b)	$147.4 million	$212.3 million	$118.5 million
Ratio of cash to current liabilities	0.61	1.96	0.88
Current ratio	1.56	3.11	2.22
Ratio of total assets to total liabilities	2.35	4.09	3.38
Return on equity	3.5%	3.0%	0.2%
Ratio of total liabilities to total equity	0.74	0.32	0.42
Debtors turnover	68 days	42 days	46 days
Inventory turnover	41 days	21 days	19 days
Average payable period	109 days	53 days	54 days

Notes:

(a)	The Company’s ratios as at June 30, 2011 have been restated according to the reclassified assets and liabilities resulted from discontinued business. Please see page 7 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 2Q2012 on page 7, Condensed Consolidated Balance Sheets.
(b)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (the “FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months are not classified as cash on hand but require separate disclosure.

OPERATING RESULTS

Sales in the second quarter of 2012 were $205.1 million, an increase of 62.8%, as compared to sales of $126.0 million for the same quarter of 2011. Gross profit margin in the second quarter of 2012 was 9.2%, up 3.9% from 5.3% in the second quarter of last year. Gross profit in the second quarter of 2012 was $18.9 million, an increase of 182.8%, as compared to $6.7 million in the second quarter of last year. Net income in the second quarter of 2012 was $9.4 million, or $0.21 per diluted share, an increase of 212.9%, as compared to net income of $3.0 million, or $0.07 per diluted share in the second quarter of last year.

For the six months ended June 30, 2012, net sales were $299.2 million, an increase of 11.5%, as compared to $268.4 million in the same period of 2011. Gross profit margin in the first six months of 2012 was 7.4%, as compared to 4.6% in the same period of last year. Gross profit was $22.0 million, an increase of 78.7%, as compared to $12.3 million in the same period of last year. Operating income for the six months of 2012 was $8.3 million, as compared to operating loss of $1.4 million in the same period of last year. Net income for the six months ended June 30, 2012 was $5.8 million, or $0.13 per share (diluted), as compared to net income of $5.0 million, or $0.11 per share (diluted), in the same period last year.

The improvement of the Company’s results in the second quarter of 2012 was mainly due to three factors. First, sales increased significantly by 62.8%, as a result of the Company’s Wuxi manufacturing facility ramping up the production of larger quantities of high-resolution liquid crystal display modules (“LCMs”) for tablets in June 2012. Second, the Company had $6.5 million in other income, of which $4 million was compensation income from customers for a percentage of the costs and overhead expenses incurred in relation to the postponement of the mass production of certain products. The Company also recorded $2.6 million of subsidy granted as an advanced technology incentive allowance from the Wuxi government as a result of the Company’s investment and facility expansion in Wuxi. Third, the Company’s gross and net profit also improved after the Company discontinued certain production orders that have had low sales and poor performance for the past few years.

With respect to the discontinued low profit margin businesses, for the three months ended June 30, 2012 and June 30, 2011, its net sales were $10.8 million and $21.7 million, gross profit was $0.4 million and $2.8 million, and operating (loss) income was ($0.1 million) and $1.2 million, respectively. For the six months ended June 30, 2012 and June 30, 2011, their net sales were $22.3 million and $41.2 million, gross (loss) profit was ($1.1 million) and $5.3 million, and operating (loss) income was ($3.6 million) and $2.4 million, respectively. Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 2Q2012 on page 6, Condensed Consolidated Statements of Operations.

EXPANSION PROJECTS

The Company purchased a parcel of land of approximately 470,000 square feet from the Wuxi government to expand its Wuxi manufacturing facility. The stone-laying ceremony was held on July 12, 2012 for the construction of the facility’s new additions. The expanded facility will include office buildings, a research and development center, an environmental and safety control center, a SMT plant and warehouse, labor union buildings and employee activity centers. With respect to the expansion of its Shenzhen facility, the Company is actively working with the Shenzhen government to facilitate the release of the land.

COMPANY OUTLOOK

The Company’s revenue increased by 62.8% for the second quarter of 2012, as compared to the second quarter of 2011, excluding the contribution from the discontinued the low profit margin businesses. This significant revenue increase was principally due to commencement of the production of high-resolution LCMs for tablets at the Company’s Wuxi facility beginning in June 2012. Net income in the second quarter of 2012 also increased significantly to $9.4 million, as compared to net income of $3.0 million in same quarter of 2011.

Regarding the business of high-resolution LCMs for smartphones in the Shenzhen manufacturing facility, the Company has recently reached an agreement with its customer for the pricing and business terms and has received the relevant production orders. The production pilot run will be started in August 2012 and the mass production will commence in September 2012.

For the second half of 2012, the Company’s management anticipates the tablet LCM business will run smoothly and the smartphone LCM orders will also commence their production in Shenzhen, which could generate further increases in sales and the Company’s profit may also continue to improve.

SECOND QUARTER RESULTS ANALYST CONFERENCE CALL AND WEBCAST

The Company will hold a conference call on Monday, August 6, 2012, at 8:30 a.m. (EDT). Shareholders, media, and interested investors are invited to listen to the live webcast at www.namtai.com by clicking on the conference call link (under events) or over the phone by dialing 877.407.0778 just prior to its start time. International participants may dial 201.689.8565. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact us at 212.245.4577 or via email to kevin@cameronassoc.com.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2012

As announced on October 31, 2011, the Company has set payment of quarterly dividends for 2012. The dividends for Q3 2012 were paid on July 20, 2012. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2012.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2012	December 31, 2011	January 20, 2012	$0.07	PAID
Q2 2012	March 31, 2012	April 20, 2012	$0.07	PAID
Q3 2012	June 30, 2012	July 20, 2012	$0.07	PAID
Q4 2012	September 30, 2012	October 20, 2012	$0.07

Total for Full Year 2012			$0.28

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q3 AND Q4 2012

Announcements of Financial Results
Quarter	Date of release
Q3 2012	November 5, 2012 (Mon)
Q4 2012	February 4, 2013 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release and the subsequent conference call, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2012 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2012, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED JUNE 30, 2012 AND 2011

(In Thousands of US Dollars except share and per share data)

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2012	2011	2012	2011

Net sales	$205,146	$125,994	$299,208	$268,404
Cost of sales	186,209	119,298	277,196	256,085

Gross profit	18,937	6,696	22,012	12,319

Costs and expenses
General and administrative expenses	6,509	5,907	11,228	10,826
Selling expenses	722	754	1,423	1,871
Research and development expenses	475	538	1,078	1,071

	7,706	7,199	13,729	13,768

Operating income (loss)	11,231	(503)	8,283	(1,449)

Other income , net(1)	2,916	2,270	5,036	2,696
Interest income	365	834	821	1,480
Interest expenses	(167)	—	(213)	—

Income before income tax	14,345	2,601	13,927	2,727
Income tax expenses	(5,981)	(817)	(6,616)	(183)

Income from continuing product business	8,364	1,784	7,311	2,544

Income (loss) from discontinued product business, net of tax (2)	1,033	1,219	(1,548)	2,477

Consolidated net income	$9,397	$3,003	$5,763	$5,021

Basic net income (loss) per share:		—
Basic income per share from continuing product business	$0.19	$0.04	$0.16	$0.06

Basic income (loss) per share from discontinued product business	$0.02	$0.03	$(0.03)	$0.05

Basic net income per share	$0.21	$0.07	$0.13	$0.11

Diluted net income (loss) per share:
Diluted income per share from continuing product business	$0.19	$0.04	$0.16	$0.06
Diluted income (loss) per share from discontinued product business	$0.02	$0.03	$(0.03)	$0.05
Diluted net income per share	$0.21	$0.07	$0.13	$0.11
Weighted average number of shares (‘000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,814	44,833	44,817	44,844

Notes:

(1)	Other income from continuing product business for the second quarter of 2012 included $2.6 million subsidy on advanced technology allowance from Wuxi government for as an incentive for our investment expansion in Wuxi.
(2)	Sales from the discontinued low-end LCDP product business were $10.8 million and $21.7 million for the three months ended June 30, 2012 and 2011, respectively.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2012 AND DECEMBER 31, 2011

(In Thousands of US Dollars)

	Unaudited
	June 30	December 31
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$147,350	$118,510
Fixed deposits maturing over three months	5,155	34,825
Accounts and notes receivable, net	111,079	65,754
Inventories	62,909	26,515
Prepaid expenses and other receivables	34,023	14,334
Finance lease receivable - current	3,351	—
Entrusted loan receivable	3,956	—
Deferred tax assets - current	3,520	3,101
Income taxes recoverable	166	—
Current assets from discontinued product business	5,778	34,179

Total current assets	377,287	297,218

Property, plant and equipment, net	161,475	137,393
Finance lease receivable - non current	10,442	—
Land use rights	16,722	11,981
Deposits for property, plant and equipment	254	4,247
Deferred tax assets - non current	3,428	5,922
Other assets	866	982

Total assets	$570,474	$457,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$17,878	$268
Accounts payable	165,892	74,429
Trust Receipt loans	5,817	—
Bank loan	4,592	—
Entrusted loan payable	3,956	—
Accrued expenses and other payables	26,965	35,980
Dividend payable	6,273	12,545
Income tax payable	1,479	656
Current liabilities from discontinued product business	8,274	10,280

Total current liabilities	241,126	134,158
Deferred tax liabilities	1,379	1,379

Total liabilities	242,505	135,537

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,055	287,055
Retained earnings	40,474	34,711
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	327,969	322,206

Total liabilities and shareholders’ equity	$570,474	$457,743

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2012 AND 2011

(In Thousands of US Dollars)

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2012	2011	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$9,397	$3,003	$5,763	$5,021
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	6,259	4,444	10,453	9,155
Allowance for inventories	11	84	1,340	136
Provision for goods return	640	—	640	—
Provision for bad debts	847	259	894	259
(Reversal)/provision for loss on purchase commitments	(428)	—	496	—
(Gain) loss on disposal of property, plant and equipment	(1,382)	37	(1,041)	40
Loss on derivative financial instruments	84	—	156	—
Share-based compensation expenses	—	112	—	112
Decrease (increase) in deferred income taxes	4,879	(684)	4,389	(1,888)
Unrealized exchange loss (gain)	287	(1,344)	240	(2,010)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(56,570)	12,407	(41,708)	(170)
Increase in inventories	(24,031)	(7,615)	(33,967)	(6,570)
(Increase) decrease in prepaid expenses and other receivables	(10,577)	1,773	(14,097)	(1,196)
Increase in income tax recoverable	(166)	(2)	(166)	(2)
Increase in notes payable	13,751	—	17,610	—
Increase (decrease) in accounts payable	93,951	(4,223)	85,126	1,185
Increase (decrease) in accrued expenses and other payables	819	(1,502)	3,356	(1,669)
Increase (decrease) in income tax payable	1,236	614	1,475	(1,428)

Total adjustments	29,610	4,360	35,196	(4,046)

Net cash provided by operating activities	$39,007	$7,363	$40,959	$975

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2012 AND 2011

(In Thousands of US Dollars)

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2012	2011	2012	2011
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(26,418)	$(3,953)	$(48,475)	$(9,600)
Decrease (increase) in deposits for purchase of property, plant and equipment	599	(3,795)	4,289	(4,596)
Increase in other assets	—	—	—	(106)
Increase in entrusted loan receivable	(3,956)	—	(3,956)	—
Payment for derivative financial instruments	(156)	—	(156)	—
Proceeds from disposal of property, plant and equipment	12,189	—	12,449	—
Increase in finance lease receivable	(13,793)	—	(13,793)	—
Decrease in fixed deposits maturing over three months	—	—	29,670	—

Net cash used in investing activities	$(31,535)	$(7,748)	$(19,972)	$(14,302)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(3,136)	$(2,241)	$(6,272)	$(4,481)
(Repayment of) proceeds from Trust Receipt loans	(3,290)	—	5,817	—
Proceeds from entrusted loan	3,956	—	3,956	—
Proceeds from bank loans	3,158	—	4,592	—

Net cash provided by (used in) financing activities	$688	$(2,241)	$8,093	$(4,481)

Net increase (decrease) in cash and cash equivalents	8,160	(2,626)	29,080	(17,808)
Cash and cash equivalents at beginning of period	139,477	213,551	118,510	228,067
Effect of exchange rate changes on cash and cash equivalents	(287)	1,344	(240)	2,010

Cash and cash equivalents at end of period	$147,350	$212,269	$147,350	$212,269

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2012 AND 2011

(In Thousands of US Dollars)

1.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income was $9,397 and $3,003 for the three months ended June 30, 2012 and 2011, respectively.

2.	Business segment information – The Company operates primarily in two segments, Telecommunication Components Assembly – (“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment in 2011.

In 2012, the Company’s business is separated into the TCA and Flexible Printed Circuit (“FPC”) segments. Since the first quarter of 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. In the second quarter of 2012, the net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment.

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2012	2011	2012	2011
NET SALES CONTINUING PRODUCT BUSINESS:

- TCA	$198,425	$122,753	$286,239	$262,661
- FPC	6,721	3,241	12,969	5,743

Total net sales from continuing product business	$205,146	$125,994	$299,208	$268,404

NET (LOSS) INCOME FROM CONTINUING PRODUCT
- TCA	$10,599	$5,478	$12,115	$10,171
- FPC	(1,991)	(3,625)	(3,013)	(6,644)
- Corporate	(244)	(69)	(1,791)	(983)

Total net income from continuing product business	$8,364	$1,784	$7,311	$2,544

	Unaudited
	Jun. 30, 2012	Dec. 31, 2011
IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$419,394	$239,734
- FPC	44,983	50,915
- Corporate	100,319	132,915

Total assets	$564,696	$423,564

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2012 AND 2011

(In Thousands of US Dollars)

3.	A summary of the net sales, net income (loss) and long-lived assets by geographic areas is as follows:

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2012	2011	2012	2011
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong:
Unaffiliated customers	$205,146	$125,994	$299,208	$268,404
Intercompany sales	18,384	69	18,671	616

- Intercompany eliminations	(18,384)	(69)	(18,671)	(616)

Total net sales	$205,146	$125,994	$299,208	$268,404

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$9,182	$3,094	$8,680	$5,109
- Hong Kong	(818)	(1,310)	(1,369)	(2,565)

Total net income	$8,364	$1,784	$7,311	$2,544

	Unaudited Jun. 30 2012	Dec. 31, 2011
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$173,758	$144,788
- Hong Kong	4,439	4,586

Total long-lived assets	$178,197	$149,374